UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               CARBO CERAMICS INC.

             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                 72-1100013
----------------------------------------    ------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer-Identification No.)

        6565 MacArthur Boulevard
               Suite 1050
              Irving, Texas                                 75039
----------------------------------------    ------------------------------------
(Address of Principal Executive Offices)                 (Zip Code)


   If this Form relates to the                If this Form relates to the
   registration of a class of                 registration of a class of
   securities pursuant to Section             securities pursuant to Section
   12(b) of the Exchange Act and is           12(g) of the Exchange Act and is
   effective pursuant to General              effective pursuant to General
   Instruction A.(c), check the               Instruction A.(d), check the
   following box. [X]                         following box. [ ]



Securities to be registered pursuant to Section 12(b) of the Act:


    Title of Each Class                       Name of Each Exchange on Which
    to be so Registered                       Each Class is to be Registered
    -------------------                       ------------------------------


    Preferred Stock Purchase Rights           New York Stock Exchange, Inc.


Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.  Description of Registrant's Securities to be registered.

         On February 13, 2002 (the "Declaration Date"), the Board of Directors of Carbo Ceramics Inc. (the "Company") adopted a Shareholder Rights Plan and declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Stock"), of the Company. The dividend is payable on February 25, 2002 (the "Record Date") to the shareholders of record on that date. Each right, when exercisable, will entitle the registered holder to purchase from the Company one ten-thousandth of a share of the Company's Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a price of $200 per one ten-thousandth of a share (the "Purchase Price"), subject to adjustment.

         The Rights will not be represented by separate certificates and will not be exercisable or transferable apart from the Common Stock until the earliest to occur of (i) the tenth business day (or such later date as may be determined by the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the first public announcement that a person or group of affiliated or associated persons (other than the Company, any wholly owned subsidiary of the Company, any employee benefit plan of the Company or any of its wholly owned subsidiaries or any entity holding Common Stock of the Company which was organized, appointed or established by the Company or any of its wholly owned subsidiaries for or pursuant to the terms of any such plan) has acquired beneficial ownership of 15% or more of the outstanding Common Stock (other than pursuant to a tender offer approved by the Board of Directors) (an "Acquiring Person", provided that such term shall not include William C. Morris or certain of his affiliates and transferees) (or if any Acquiring Person owned 15% or more of the outstanding Common Stock on the Declaration Date, after any such Acquiring Person increases its beneficial ownership by more than 1% of the outstanding Common Stock); (ii) the tenth business day (or such later date as may be determined by the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement of, or the first public announcement of the intent of any person (other than (x) the Company, any wholly owned subsidiary of the Company, any employee benefit plan of the Company or any of its wholly owned subsidiaries or any entity holding Common Stock of the Company which was organized, appointed or established by the Company or any of its wholly owned subsidiaries for or pursuant to the terms of any such plan or (y) William C. Morris or certain of his affiliates and transferees) to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock; and (iii) the tenth business day (or such later date as may be determined by the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the filing by any person (other than (x) the Company, any wholly owned subsidiary of the Company, any employee benefit plan of the Company or any of its wholly owned subsidiaries or any entity holding Common Stock of the Company which was organized, appointed or established by the Company or any of its wholly owned subsidiaries for or pursuant to the terms of any such plan or (y) William C. Morris or certain of his affiliates and transferees) of a registration statement under the Securities Act of 1933, as amended (the "Act") with respect to a contemplated exchange offer to acquire (when added to any equity securities as to which such person is the beneficial owner immediately prior to such filing) beneficial ownership of 15% or more of the issued and outstanding shares of Common Stock (the earliest of such dates being the "Distribution Date").

         The Rights will first become exercisable on the Distribution Date (unless sooner redeemed) and could then begin trading separately from the Common Stock. The Rights will expire on February 13, 2012 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company.

         In the event any person or group (other than (x) the Company, any wholly owned subsidiary of the Company, any employee benefit plan of the Company or any of its wholly owned subsidiaries or any entity holding Common Stock of the Company which was organized, appointed or established by the Company or any of its wholly owned subsidiaries for or pursuant to the terms of any such plan or (y) William C. Morris or certain of his affiliates and transferees) acquires 15% or more of the outstanding Common Stock (or increases an existing 15% or greater beneficial ownership position as of the Declaration Date by more than 1% of the outstanding Common Stock), other than pursuant to a tender offer for all outstanding shares of Common Stock at a price and on terms approved by the Board of Directors, the Rights would give holders (other than any such person or group and its transferees) the right to buy, for the Purchase Price (and in lieu of Preferred Stock), Common Stock with a market value (as defined) of twice the Purchase Price. If, at the time the Rights become exercisable for Common Stock, there is not a sufficient number of shares of Common Stock authorized so as to provide for the exercise of all Rights entitled to be exercised, the Company will be required to substitute Common Stock or other equity securities of the Company, debt securities of the Company, cash, other assets or a combination of the foregoing with a value equal to that of the shares of Common Stock for which the Rights are exercisable, unless the Board of Directors is able to cause a sufficient number of shares of Common Stock to be authorized within 90 days after the date the Rights become so exercisable.

         At any time after the first public announcement that an Acquiring Person has become such and unless and until any person or group becomes the beneficial owner of 50% or more of the outstanding Common Stock, the Board of Directors may, at its option and in lieu of any transaction described in the preceding paragraph exchange all or part of the outstanding and exercisable Rights (other than Rights held by any such person or group and its transferees) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

         In the event of certain mergers, consolidations or transfers of assets or earnings power involving the Company after the public announcement that an Acquiring Person has become such, each Right, other than Rights held by the Acquiring Person and certain of its transferees (whose Rights would thereafter be null and void), will be converted into the right to purchase, for the Purchase Price, common stock of the surviving corporation (which may be the Company) with a market value of twice the Purchase Price.

         The Rights may be amended or redeemed by the Board of Directors of the Company for $0.01 each at any time until the first public announcement that an Acquiring Person has become such. Thereafter, the Board of Directors can amend the Rights to make changes which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or subdivision, split, combination, consolidation or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock with a conversion price less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one ten-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations, combinations or reclassifications of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $2,000,000 per share but will be entitled to an aggregate payment of 10,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 10,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

         One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on the Record Date. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company has initially authorized and reserved 2,000 shares of Series A Preferred Stock for issuance upon exercise of the Rights. As of February 20, 2002 there were 14,949,600 shares of Common Stock issued and outstanding.

         The Rights have certain "anti-takeover" effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the public announcement that an Acquiring Person has become such, since until such time the Rights generally may be redeemed by the Board of Directors of the Company at $0.01 per Right.

         The present distribution of the Rights is not taxable to the Company or its shareholders. The Rights are not dilutive and will not affect reported earnings per share. The Company will receive no proceeds from the issuance of the Rights as a dividend.

         The Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes as exhibits the form of Certificate of Designations of Series A Preferred Stock containing the terms of the Series A Preferred Stock, the form of Right Certificate and the Summary of Rights to Purchase Preferred Stock, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

         1. Rights Agreement dated as of February 13, 2002 between Carbo Ceramics Inc. and Mellon Investor Services LLC, as Rights Agent.

         2.  Certificate of Designations of Series A Preferred Stock.

         3.  Press Release of the Company dated February 13, 2002.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                          CARBO CERAMICS INC.


         Dated: February 25, 2002         By: /s/ C. Mark Pearson
                                              ----------------------------------
                                              C. Mark Pearson
                                              President and Chief Executive
                                              Officer


                                          By: /s/ Paul G. Vitek
                                              ----------------------------------
                                              Paul G. Vitek
                                              Sr. Vice President, Finance and
                                              Chief Financial Officer

                                  EXHIBIT INDEX



         1. Rights Agreement dated as of February 13, 2002 between Carbo Ceramics Inc. and Mellon Investor Services LLC, as Rights Agent.

         2.  Certificate of Designations of Series A Preferred Stock.

         3.  Press Release of the Company dated February 13, 2002.